UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Digital Media Solutions, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

25401G106

(CUSIP Number)

Lyndon Lea

Managing Partner

Lion Capital LLP

21 Grosvenor Place

London, SW1X 7HF

44-20-7201-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Lion Capital LLP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,084,735
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,084,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,084,735(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

The reported amount includes (i) 508,285 shares of Class A Common Stock (“Class A Shares”), (ii) 379,243 Class A Shares issuable in respect of 28,671 shares of Series B Cumulative Preferred Shares (“Series B Preferred Shares”) and (iii) 197,207 Class A Shares issuable in respect of 2,958,098 warrants (the “Warrants”).

(2)

Calculated assuming 3,303,975 Class A Shares based upon 2,727,525 Class A Shares outstanding, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2023, as increased by (i) 379,243 Class A Shares issuable in respect of 28,671 Series B Preferred Shares and (ii) 197,207 Class A Shares issuable in respect of 2,958,098 Warrants.

1.	Names of Reporting Persons Lyndon Lea
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,654
	8.	Shared Voting Power 1,084,735
	9.	Sole Dispositive Power 2,654
	10.	Shared Dispositive Power 1,084,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,389(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.9%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

The reported amount includes (i) 510,939 Class A Shares, (ii) 379,243 Class A Shares issuable in respect of 28,671Series B Preferred Shares and (iii) 197,207 Class A Shares issuable in respect of 2,958,098 Warrants.

(2)

Calculated assuming 3,303,975 Class A Shares based upon 2,727,525 Class A Shares outstanding, as reported in the Issuer’s Form 10-Q filed with the SEC on August 18, 2023, as increased by (i) 379,243 Class A Shares issuable in respect of 28,671 Series B Preferred Shares and (ii) 197,207 Class A Shares issuable in respect of 2,958,098 Warrants.

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the SEC on April 5, 2021 (the “Original 13D,” and as amended by Amendment No. 1, the “Schedule 13D”) is being filed by the undersigned with respect to the Class A common stock, $0.0001 par value per share (the “Class A Shares”), of Digital Media Solutions, Inc. (the “Company”), whose principal executive offices are located at 4800 140th Avenue N., Suite 101, Clearwater, FL 33762.

Item 2. Identity and Background.

(a-c, f) This Statement is filed jointly by the following persons (collectively, the “Reporting Persons”):

(i)	Lion Capital LLP (the “Manager”), a United Kingdom limited liability partnership; and

(ii)	Lyndon Lea, a citizen of the United Kingdom.

The address of the principal business office of each of the Reporting Persons is 21 Grosvenor Place, London, SW1X 7HF. The Manager is a British private equity firm specializing in investments in the consumer sector. Lyndon Lea is the founder and managing partner of the Manager.

The securities reported herein are managed by the Manager on behalf of funds and accounts including

•	Lion Capital Fund IV, L.P.;

•	Lion Capital Fund IV-A, L.P.;

•	Lion Capital Fund IV (USD), L.P.;

•	Lion Capital Fund IV-A (USD), L.P.;

•	Lion Capital Fund IV SBS, L.P.;

•	Lion Capital Fund IV SBS (USD), L.P. (collectively, the “Funds”);

•	Lion Capital (Guernsey) BridgeCo Limited (“BridgeCo”); and

•	LF IV PledgeCo LP (“PledgeCo”).

The Manager is the sole owner of Lion Capital IV GP Limited, which is the General Partner of each of the Funds. The Funds are the owners of BridgeCo and Lion FIV Pledgeco Limited, the latter of which is the General Partner of PledgeCo. The Funds and BridgeCo are limited partners of PledgeCo. The Manager is controlled by Lyndon Lea.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 29, 2023, BridgeCo purchased from the Issuer, in a private transaction, 28,671 Series B Preferred Shares and 2,958,098 Warrants for an aggregate consideration of $2,867,080. The funds for this transaction were provided via a debt facility made available to BridgeCo by the Royal Bank of Scotland International.

On October 10, 2023, certain of the reported securities were contributed to PledgeCo in connection with a financing facility for the benefit of the Funds and BridgeCo, including 28,671 Series B Preferred Shares contributed by BridgeCo and 508,285 Class A Shares contributed by the Funds.

Item 4. Purpose of the Transaction.

Item 3 of this Amendment No. 1 is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a-c) of the Original 13D is hereby amended and restated as follows:

Interests directly held by PledgeCo consist of (i) 101,134 Class A Shares indirectly owned by Lion Capital Fund IV, L.P.; (ii) 114,971 Class A Shares indirectly owned by Lion Capital Fund IV-A, L.P.; (iii) 9,004 Class A Shares indirectly owned by Lion Capital Fund IV SBS, L.P.; (iv) 81,536 Class A Shares indirectly owned by Lion Capital Fund IV (USD), L.P.; (v) 190,313 Class A Shares indirectly owned by Lion Capital Fund IV-A (USD), L.P.; (v) 11,327 Class A Shares indirectly owned by Lion Capital Fund IV SBS (USD), L.P.; and (vi) 379,243 Class A Shares issuable upon conversion of 28,671 Series B Preferred Shares (assuming a stated value of $111.11 per share and a conversion price of $0.56 per Class A Share) indirectly owned by BridgeCo. In addition, BridgeCo holds 2,958,098 Warrants.

Each of the foregoing is managed by Lion Capital LLP, which is controlled by Lyndon Lea. Therefore, each of Lion Capital LLP and Lyndon Lea may be deemed to have beneficial ownership of the 1,084,735 Class A Shares, which is comprised of 508,285 Class A Shares held by PledgeCo, 379,243 Class A Shares issuable upon conversion of the 28,671 Series B Preferred Shares held by PledgeCo, and 197,207 Class A Shares issuable in respect of the Warrants held by BridgeCo.

In addition, the reported securities also include 2,654 Class A Shares held by Lyndon Lea.

The amounts reflected herein give effect to the Issuer’s 1-for-15 reverse stock split as effected on August 28, 2023.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 of this Amendment No. 1 is incorporated into this Item 6 by reference.

Item 6 is hereby amended to include the following at the end thereof:

Pursuant to the Securities Purchase Agreement, the terms of the Series B Preferred Shares include the following:

Dividends

Each holder of Series B Preferred Shares is entitled to receive dividends of 4.0% per annum (“Dividends”), which Dividends are cumulative and continue to accrue and compound annually whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year. Dividends are payable on each conversion or redemption date..

Voting Rights

Holders of the Series B Preferred Shares have the right to consent to various actions by the Company, including, but not limited to entering into or incurring any liens; amending the charter documents of the Company or its subsidiaries; repurchasing or otherwise acquiring any capital stock; paying cash dividends or distributions on any equity securities, other than the payments with respect to the Series B Preferred Shares; engaging in any materially different line of business, or modifying its corporate structure or purpose; allowing the Company or its subsidiaries to fail to maintain good standing in their relevant jurisdictions; failing to take all actions necessary to maintain all intellectual property; allowing the Company or its subsidiaries to fail to maintain insurance; entering into any transaction with any affiliate of the Corporation which would be publicly disclosed (unless made on an arm’s length basis and approved by a majority of disinterested directors of the Company); or entering into a transaction to sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of the Company or its subsidiaries unless in the ordinary course of business.

Conversion

At any time, the Series B Convertible Preferred Stock may be converted at the option of the holder into shares of Common Stock at a conversion price of $0.56 per share or, at the option of the holder, at the lower of (i) 90% of the arithmetic average of the three lowest volume-weight average prices (“VWAPs”) during the 20 trading days before a conversion notice is delivered and (ii) 90% of the VWAP for the trading day before a notice of conversion is delivered, provided that the conversion price shall in no event be lower than the Floor Price of $0.484 per share (as each of the foregoing amounts and calculations may be adjusted from time to time pursuant to the Certificate of Designation of Preferences, Rights and Limitations of the Series B Preferred Convertible Stock).

Redemption

The Company is required to redeem one-tenth of the number of Series B Preferred Shares on a pro rata basis among all of the holders thereof commencing on the earlier of (i) the three-month anniversary of the closing of the preferred offering and on each successive monthly anniversary date thereafter and (ii) the date a registration statement relating to the underlying shares of Common Stock is declared effective and on each successive monthly anniversary date thereafter. The form of such redemptions is at the option of the Company and may be (i) in cash at 104% of the stated value of the Series B Preferred Shares, plus accrued and unpaid dividends and any other amounts due (the “Mandatory Redemption Price”), (ii) in shares of Common Stock or (iii) a combination thereof.

Holders of Series B Preferred Shares have the ability to require the Company to redeem all of the holder’s Series B Preferred Shares at any time after June 15, 2023 (the “Accelerated Redemption Date”). At the option of the holder, such accelerated redemption will be (i) in cash at the Mandatory Redemption Price, (ii) in shares of Common Stock or (iii) a combination thereof.

Registration and Other Rights

The Company has agreed to provide customary resale registration rights to the holders of Series B Preferred Shares with respect to the Class A Common Stock issuable upon conversion or redemption of the Series B Preferred Shares or exercise of the Warrants.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement between the Reporting Persons, incorporated by reference to the Schedule 13D filed April 5, 2021.

Exhibit 99.2	Securities Purchase Agreement, incorporated by reference to Exhibit 10.1 to the S-3 filed by the Issuer on May 1, 2023.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 27, 2023

Lion Capital LLP

By:	/s/ Lyndon Lea
Name: Lyndon Lea Title: Managing Partner

Lyndon Lea

By:	/s/ Lyndon Lea